 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
22 May 2026
Transaction in Own Shares
NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 May 2026	283,658	562.8000	557.40	559.2774	LSE
18 May 2026	74,716	562.0000	557.60	559.3069	CHIX
18 May 2026	31,189	561.0000	557.20	558.8724	BATE
19 May 2026	52,000	566.0000	565.60	565.9291	LSE
19 May 2026	16,979	566.0000	565.80	565.9416	CHIX
19 May 2026	8,004	566.0000	565.80	565.9367	BATE
20 May 2026	228,241	567.8000	560.00	565.1472	LSE
20 May 2026	77,859	567.8000	562.00	565.2402	CHIX
20 May 2026	35,593	567.6000	562.00	564.5299	BATE
21 May 2026	8,857	572.0000	571.60	571.8738	LSE
21 May 2026	3,400	572.0000	572.00	572.0000	CHIX
21 May 2026	2,559	571.8000	571.80	571.8000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, the Company will hold 182,057,726 Ordinary Shares in treasury and have 7,973,679,077 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:
http://www.rns-pdf.londonstockexchange.com/rns/5369F_1-2026-5-22.pdf

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	22 May 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary